Pricing Supplement 29 dated July 29, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

PACCAR FINANCIAL CORP.

Medium-Term Notes, Series J - Fixed Rate
CUSIP# 69371RWF9

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

- ☐ Goldman, Sachs & Co.
- ☐ Banc of America Securities LLC
- ☐ Merrill Lynch & Co.
- ☐ Morgan Stanley Dean Witter
- ☒ Citigroup Global Markets Inc.
  acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

Principal Amount: $50,000,000	Original Issue Date:	August, 1, 2003
Agent's Discount or Commission: 0.30%	Maturity Date:	August 1, 2006
Net Proceeds to Company: $49,850,000	Interest Payment Date(s):	Semiannually on the 1st or next business day of August and February via modified following business day convention, commencing Feb. 01, 2004

Calculation Agent:

Interest Calculation:
- ☐ Regular Floating Rate Note   ☒ Fixed Rate Note
- ☐ Inverse Floating Rate Note   Fixed Rate Commencement Date: August 1, 2003
                                             Fixed Interest Rate: 2.50%
- ☐   Other Floating Rate Note (see attached)

Day Count Convention:
- ☒ 30/360 for the period from August 1, 2003 to August 1, 2006   .
- ☐ Actual/360 for the period from   to   .
- ☐ Actual/Actual for the period from   to   .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:

       Specified Currency: <u>USD</u> (If other than U.S. dollars, see attached)

       Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)

       Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐

   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: